



06007951

ES
E COMMISSION
20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 35675

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/2005_____ AND ENDING_____12/31/2005_____
                                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TEAM SECURITIES CORPORATION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
   6912 OWENSMOUTH AVENUE, SUITE 210

(No. and Street)

CANOGA PARK, CA 91303

    (City)   (State)   (Zip Code)

OFFICIAL USE ONLY

FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
   STAN BRANDENBURG (818) 887-6445

(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

   R.H. JOHNSTON ACCOUNTANCY INC.

(Name – if individual, state last, first, middle name)

   21031 VENTURA BOULEVARD, SUITE 210, WOODLAND HILLS, CA 91364

   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

     ☒ Certified Public Accountant

     ☐ Public Accountant

     ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 23 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ___STAN BRANDENBURG_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___TEAM SECURITIES CORPORATION_____, as of ___DECEMBER 31_____, 20 _05___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____   March 28, 2006
Notary Public

MAGGIE BEJANY
Commission # 1347508
Notary Public - California
Los Angeles County
My Comm. Expires Apr 17, 2006

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TEAM SECURITIES CORPORATION

AUDITOR'S REPORT

DECEMBER 31, 2005

TEAM SECURITIES CORPORATION

CONTENTS

DECEMBER 31, 2005

R.H. JOHNSTON ACCOUNTANCY INC.
A Professional Corporation
21031 Ventura Boulevard, Suite 210
Woodland Hills, California 91364
(818) 346-9800
Fax (818) 346-0609

INDEPENDENT AUDITOR'S REPORT

March 10, 2006

Board of Directors and Stockholder
Team Securities Corporation
Canoga Park, California

We have audited the accompanying statement of financial condition of Team Securities Corporation as of December 31, 2005 and the related statements of operations, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Team Securities Corporation as of December 31, 2005 and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the supplemental schedules (pages 8 and 9) is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

R.H. Johnston Accountancy Inc.

1.

TEAM SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

Cash	$	1,913
Commissions Receivable		11,334
Investments in mutual funds		18,817
	$	32,064

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	948
COMMITMENTS AND CONTINGENCIES (Note B)		
STOCKHOLDER'S EQUITY:		
Common stock - No par value:		
Authorized - 100,000 shares		
Issued and outstanding - 100,000 shares		10,000
Contributed capital		176,024
Deficit		(154,908)
		31,116
	$	32,064

See notes to the financial statements.

TEAM SECURITIES CORPORATION

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2005

COMMISSION REVENUES	$	56,438
OPERATING EXPENSES (Notes B and C)		149,678
		(93,240)
UNREALIZED GAIN ON MUTUAL FUND - Net		2,762
INCOME BEFORE PROVISION FOR STATE INCOME TAXES		(90,478)
PROVISION FOR STATE INCOME TAXES (Note A)		800
NET LOSS	$	(91,278)

TEAM SECURITIES CORPORATION

STATEMENT OF STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2005

| | COMMON STOCK | | CONTRIBUTED | |
	STOCK	AMOUNT	CAPITAL	DEFICIT
BALANCE - January 1, 2005	100,000	$10,000	$ 176,024	$ (63,630)
NET LOSS				(91,278)
BALANCE - December 31, 2005	100,000	$10,000	$ 176,024	$(154,908)

See notes to the financial statements.   4.

TEAM SECURITIES CORPORATION

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$ (91,278)
Adjustments to reconcile net loss to net cash used by operating activities:	
Gain on mutual funds	(2,762)
Changes in current assets and liabilities:	
Decrease in commissions receivable	103,531
Decrease in accounts payable and accrued expenses	(8,444)
Net cash flows provided from operating activities	1,047
CASH AND CASH EQUIVALENTS - January 1, 2005	866
CASH AND CASH EQUIVALENTS - December 31, 2005	$ 1913

See notes to the financial statements.

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(1) Organization

The Company was incorporated on February 11, 1986. The Company is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers (NASD). The Company, in connection with its activities as a broker-dealer, holds no funds and/or securities for customers and, accordingly, is exempt from certain provisions Rules under the Securities Exchange Act.

(2) Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt investments purchased with a maturity of three months or less to be cash equivalents.

(3) Investments in Mutual Funds

The Company is in a specialized industry whereby certain investments are valued at current market value. Any increase or decrease in unrealized appreciation or depreciation is included in the results of operations. During the year ended December 31, 2005, the Company had approximately $381 of unrealized gains.

(4) Income Taxes

The Company, for income tax purposes, elected to be taxed as a S Corporation and any income or loss is not taxed to the Company but passed through to the stockholder for inclusion in the stockholder's tax return.

(5) Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

B. COMMITMENTS AND CONTINGENCIES

The Company is involved in legal proceedings, claims and litigation arising in the ordinary course of business. While the outcome of these matters cannot now be determined, management believes, based on facts currently available, that the disposition of matters that are pending or asserted will not have a materially adverse effect on the financial position of the Company.

The Company is committed under an operating lease for premises with a company related through common control. The lease expired December 31, 2001 and is continuing on a month-to-month lease.

Rent expense for the year ended December 31, 2005 was $6,500.

C. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2005, the Company entered into transactions with companies related through common control as follows:

Management, administration fees and consulting	$	82,609
Rent expense		6,500

TEAM SECURITIES CORPORATION

SUPPLEMENTAL SCHEDULES

YEAR ENDED DECEMBER 31, 2005

COMPUTATION OF NET CAPITAL

Stockholder's equity	$	31,116
Less: Non-allowable current assets		(11,334)
Haircut on securities		(2,337)
Adjusted net capital	$	17,445
Total liabilities per Statement of Financial Condition	$	948
Additions:		0
Total aggregate indebtedness	$	948
Minimum net capital required (6 2/3% of total aggregate indebtedness)	$	63
Minimum dollar net capital requirement	$	5,000
Net capital requirement (Greater of minimum net capital required or minimum dollar net capital requirement)	$	5,000
Excess net capital	$	12,445

TEAM SECURITIES CORPORATION

SUPPLEMENTAL SCHEDULES (CONTINUED)

YEAR ENDED DECEMBER 31, 2005

RECONCILIATION OF REVENUES REPORTED

Revenues reported on Forms X-17A-5 for
the year ended December 31, 2005:

Period 1-1-05 through 3-31-05	$	39,008
Period 4-1-05 through 6-30-05		7,366
Period 7-1-05 through 9-30-05		3,222
Period 10-1-05 through 12-31-05		10,075
Total revenues reported for the fiscal year ended on Forms X-17A-5		59,671
Unrealized gains on mutual funds		(3,233)
Total revenues per annual report	$	56,438

DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the Reserve Requirement of Rule 15c3-3 under Section (k)(2)(i).

INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENT UNDER RULE 15c3-3

The Company will operate pursuant to SEC Rule 15c3-3 (k)(2)(i) and is exempt from possession or control requirements.

R.H. JOHNSTON ACCOUNTANCY INC.
A Professional Corporation
21031 Ventura Boulevard, Suite 210
Woodland Hills, California 91364
(818) 346-9800
Fax (818) 346-0609

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL ACCOUNTING CONTROL BY SEC RULE 17a-5

March 10, 2006

Board of Directors and Stockholder
Team Securities Corporation
Canoga Park, California

In planning and performing our audit of the financial statements of Team Securities Corporation for the year ended December 31, 2005, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Team Securities Corporation that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company did not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

10.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objective.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

RK Johnston Accountancy Inc.